                                File No. 70-8925

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Post-Effective Amendment No. 7 to Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          ------------------------------------------------------------

                             COLUMBIA ENERGY GROUP
                   COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                     COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                  COLUMBIA ENERGY POWER MARKETING CORPORATION
                     COLUMBIA ENERGY MARKETING CORPORATION
                             ENERGY.COM CORPORATION
                        COLUMBIA SERVICE PARTNERS, INC.
                        COLUMBIA ASSURANCE AGENCY, INC.
                      COLUMBIA DEEP WATER SERVICES COMPANY
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                         COLUMBIA ELECTRIC CORPORATION
                          TRISTAR CAPITAL CORPORATION
                      TRISTAR PEDRICK LIMITED CORPORATION
                      TRISTAR PEDRICK GENERAL CORPORATION
                     TRISTAR BINGHAMTON LIMITED CORPORATION
                     TRISTAR BINGHAMTON GENERAL CORPORATION
                      TRISTAR VINELAND LIMITED CORPORATION
                      TRISTAR VINELAND GENERAL CORPORATION
                      TRISTAR RUMFORD LIMITED CORPORATION
                     TRISTAR GEORGETOWN GENERAL CORPORATION
                     TRISTAR GEORGETOWN LIMITED CORPORATION
                         TRISTAR FUEL CELLS CORPORATION
                              TVC NINE CORPORATION
                              TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.

                                 205 Van Buren
                               Herndon, VA 22070

                        COLUMBIA NATURAL RESOURCES, INC.
                                  ALAMCO, INC.
                            ALAMCO - DELAWARE, INC.
                         HAWG HAULING & DISPOSAL, INC.
                    COLUMBIA NATURAL RESOURCES CANADA, LTD.
                            900 Pennsylvania Avenue
                             Charleston, WV  25302

                     COLUMBIA GAS TRANSMISSION CORPORATION
                            12801 Fair Lakes Parkway
                            Fairfax, VA  22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                            2603 Augusta, Suite 125
                               Houston, TX  77057

                     COLUMBIA NETWORK SERVICES CORPORATION
                              CNS MICROWAVE, INC.
                                1600 Dublin Road
                            Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                       9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                             200 Civic Center Drive
                              Columbus, OH 43215

              -----------------------------------------------------

              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                             COLUMBIA ENERGY GROUP
           ----------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President

                   COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

              -----------------------------------------------------
                    (Name and address of agent for service)

         Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Vice President and
  Chief Financial Officer
Columbia Natural Resources, Inc.
Alamco, Inc.
Alamco-Delaware, Inc.
Hawg Hauling & Disposal, Inc.
Columbia Natural Resources Canada, Ltd.
900 Pennsylvania Avenue
Charleston, WV  25302

D. P. DETAR, Treasurer
Columbia Electric Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. TROST, Vice President
Columbia Energy Group Service Corporation
Columbia Energy Marketing Corporation
Columbia Assurance Agency, Inc.
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

P. R. ALDRIDGE, President
Columbia Deep Water Services Company
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
Columbia Atlantic Trading Corporation
TriStar Capital Corporation
 12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. M. NORDIN, Treasurer
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

G. A. BARNARD, Treasurer and Controller
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services Corporation
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

E. D. HARVEY, JR., Assistant Treasurer
Columbia Energy Services Corporation
Columbia Energy Power Marketing Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. J. HARVEY, Treasurer
Energy.com Corporation
205 Van Buren Street, Suite 120
Herndon, VA 20170-5336

K. BRIGGS, Assistant Controller
Columbia Service Partners, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

A. J. SONDERMAN, Corporate Secretary
Columbia Gas of Kentucky, Inc.
Columbia Gas of Ohio, Inc.
Columbia Gas of Maryland, Inc.
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Virginia, Inc.
200 Civic Center Drive
Columbus, OH 43215
-----------------------------------------------------------
(Names and Addresses of Other Agents for Service)

         The Application-Declaration as previously filed and amended is hereby amended as follows:

Item 4.  Regulatory Approval

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         The proposed transactions are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

          (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.


Item 6.  Exhibits and Financial Statements

         (a) Exhibits

                 F.  Opinion of Counsel of Columbia and subsidiaries

         (b) Financial Statements

         Financial statements are not provided since pro-forma statements would have no relevance to the authorization requested in this Post-Effective Amendment.




                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                 COLUMBIA ENERGY GROUP

DATE: April 17, 1998                  by: //s//M. W. O'Donnell
                                      -----------------------------------
                                      M. W. O'Donnell, Senior Vice President
                                      & Chief Financial Officer

                 COLUMBIA NATURAL RESOURCES, INC.
                 ALAMCO, INC.
                 ALAMCO-DELAWARE, INC.
                 HAWG HAULING & DISPOSAL, INC.
                 COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE:   April 17, 1998       by://s//M. A. Chandler
                             -------------------------------------
                             M. A. Chandler, Vice President and Chief Financial
                              Officer


                 COLUMBIA DEEP WATER SERVICES COMPANY

DATE:   April 17, 1998       by://s//P. R. Aldridge
                             -------------------------------------
                             P. R. Aldridge, President

                 COLUMBIA GAS OF KENTUCKY, INC.
                 COLUMBIA GAS OF OHIO, INC.
                 COLUMBIA GAS OF MARYLAND, INC.
                 COLUMBIA GAS OF PENNSYLVANIA, INC.
                 COLUMBIA GAS OF VIRGINIA, INC.
                 COLUMBIA NETWORK SERVICES CORPORATION
                 CNS MICROWAVE, INC.
                 COLUMBIA GULF TRANSMISSION COMPANY
                 COLUMBIA GAS TRANSMISSION CORPORATION
                 COLUMBIA PROPANE CORPORATION
                 COLUMBIA ENERGY GROUP SERVICE CORPORATION
                 COLUMBIA LNG CORPORATION
                 COLUMBIA ATLANTIC TRADING CORPORATION
                 COLUMBIA ENERGY SERVICES CORPORATION
                 COLUMBIA ENERGY POWER MARKETING CORPORATION
                 COLUMBIA ENERGY MARKETING CORPORATION
                 ENERGY.COM CORPORATION
                 COLUMBIA SERVICE PARTNERS, INC.
                 COLUMBIA ASSURANCE AGENCY, INC.
                 TRISTAR CAPITAL CORPORATION
                 COLUMBIA ELECTRIC CORPORATION
                 TRISTAR PEDRICK LIMITED CORPORATION
                 TRISTAR PEDRICK GENERAL CORPORATION
                 TRISTAR BINGHAMTON LIMITED CORPORATION
                 TRISTAR BINGHAMTON GENERAL CORPORATION
                 TRISTAR VINELAND LIMITED CORPORATION
                 TRISTAR VINELAND GENERAL CORPORATION
                 TRISTAR RUMFORD LIMITED CORPORATION
                 TRISTAR GEORGETOWN GENERAL CORPORATION

                 TRISTAR GEORGETOWN LIMITED CORPORATION
                 TRISTAR FUEL CELLS CORPORATION
                 TVC NINE CORPORATION
                 TVC TEN CORPORATION
                 TRISTAR SYSTEM, INC.

DATE: April 17, 1998              by://s//J. W. Trost
                                  --------------------------------------
                                  J. W. Trost,  Vice President

EXHIBIT F





                                        April 17, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                 Re:      Columbia Energy Group, File No. 70-8925

Dear Sirs:

                 As counsel for Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, Columbia is seeking authority to add Columbia Deep Water Services Company ("Deep Water") as a borrower to the system Money Pool, as set forth more fully in Post-Effective Amendment No. 6 to the Application-Declaration.

                 In connection with the above, I have examined:

                 (i)      the Application-Declaration, as amended;

                 (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                 Based upon the foregoing and relying thereupon, I am of the opinion that if the financing transactions are consummated in accordance with the Application-Declaration, as amended:

                 (a) all state and federal laws applicable to the proposed transactions will have been complied with;

Securities and Exchange Commission
April 17, 1998
Page 2





                 (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

                 I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.


                                    Very truly yours,

                                    //s//Emanuel D. Strauss

                                    Columbia Energy Group Service Corporation